SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Review” dated on December 16, 2009.

Quarterly Review

Telecomunicações de São Paulo S.A. -
TELESP

Quarter ended September 30, 2009
with Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

Telecomunicações de São Paulo S.A. - TELESP

Quarterly information

September 30, 2009

Contents

Review report of independent auditors	1

Audited financial statements

Balance sheets	2
Statements of income	4
Statements of shareholders´ equity	5
Statements of cash flows	6
Notes to quarterly information	7
Management comments on consolidated performance	50

Special Review Report of Independent Auditors on Quarterly Information
(A free translation of the original report issued in Portuguese)

Shareholders, Management and Board Members
Telecomunicações de São Paulo S.A. - TELESP
São Paulo - SP

1. We have reviewed the Quarterly Information (ITR) from parent Company and Consolidated of Telecomunicações de São Paulo S.A. – TELESP, for the quarter ended September 30, 2009, including the balance sheets, the statements of income, shareholders’ equity and of cash flows, related notes and the performance report. This financial information was prepared by the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors - IBRACON, in conjunction with the Brazilian Association of State Boards of Accountancy - CFC, mainly comprising: (a) inquiries of and discussions with, the officials responsible for the accounting, financial and operational areas of the Company relating to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events that had or might have had relevant effects on the financial position and results of operations of Telecomunicações de São Paulo S.A. - TELESP.

3. Based on our review, we are not aware of any significant changes that should be made to the aforementioned Quarterly Information, for it to be in conformity with the accounting practices adopted in Brazil and with rules set forth by the Brazilian Securities and Exchange Commission - CVM applicable to the preparation of the Quarterly Information.

4. As mentioned in Note 3, as a result of the changes in the accounting practices adopted in Brazil in 2008, the statements of income for the quarter and nine-months period ended September 30, 2008, presented for comparison purposes, were adjusted and are being restated as required by Accounting Procedure NPC 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Rule No. 506. The statements of cash flows related to the quarter and nine-months period ended September 30, 2008 are presented by Telecomunicações de São Paulo S.A. – TELESP for the first time for Quarterly Information purposes, including the effects of changes in the accounting practices adopted in Brazil in 2008, being, thus, comparable between the quarters presented.

São Paulo, November 10, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Marques
Accountant CRC-1SP147693/O-5

Telecomunicações de São Paulo S.A. - TELESP

Balance sheets
September 30, 2009 and June 30, 2009
(In thousands of reais – R$)
(A free translation of the original report issued in Portuguese)

		Parent Company		Consolidated
	Note	09/30/09	06/30/09	09/30/09	06/30/09
Assets
Current assets		5,720,294	5,108,661	6,308,010	5,791,785
Cash and cash equivalents	4	1,377,688	798,964	1,547,705	933,674
Trade accounts receivable, net	5	2,707,752	2,750,498	2,997,139	3,139,964
Deferred and recoverable taxes	6	1,148,237	1,095,540	1,265,705	1,199,878
Inventories	7	118,175	110,979	170,359	168,130
Derivatives	32	805	2,249	805	2,249
Other	8	367,637	350,431	326,297	347,890

Noncurrent assets		13,415,850	13,508,887	13,147,775	13,190,949

Trade accounts receivable, net		-	-	114,178	97,775
Deferred and recoverable taxes	6	703,543	737,924	713,489	747,089
Escrow deposits	9	873,281	803,071	910,253	838,403
Credit applications		40,000	15,000	-
Other		126,424	113,113	168,196	153,928

Investments	10	1,578,838	1,631,157	306,652	296,775

Property, plant and equipment, net	11	8,664,705	8,752,014	9,469,968	9,563,794

Intangible assets, net	12	1,429,059	1,456,608	1,465,039	1,493,185

Total assets		19,136,144	18,617,548	19,455,785	18,982,734

		Parent Company		Consolidated
	Note	09/30/09	06/30/09	09/30/09	06/30/09
Liabilities and shareholders’ equity
Current liabilities		5,650,030	3,954,922	5,934,887	4,271,618
Loans and financing	13	147,532	124,479	147,532	124,479
Debentures	14	1,510,297	11,176	1,510,297	11,176
Trade accounts payable		1,651,074	1,734,150	1,843,972	1,975,372
Taxes payable	15	874,566	936,051	959,594	1,019,242
Dividends and interest on
shareholders’ equity	16	716,307	379,039	716,307	379,039
Reserve for contingencies	18	175,058	130,866	174,926	130,903
Payroll and related accruals	17	173,749	160,168	184,519	170,290
Derivative obligations	32	8,087	31,555	8,087	31,555
Other	19	393,360	447,438	389,653	429,562

Non-current liabilities		2,604,604	3,982,952	2,639,388	4,031,442

Loans and financing	13	1,730,822	1,685,102	1,730,822	1,685,102
Debentures	14	-	1,500,000	-	1,500,000
Taxes payable	15	41,669	41,732	63,622	63,000
Reserve for contingencies	18	469,686	514,723	478,080	518,177
Reserve for post-retirement benefit
plans	30	157,231	154,331	157,231	154,331
Derivatives obligations	32	22,210	23,804	22,210	23,804
Other		182,986	63,260	187,423	87,028

Shareholders’ equity	20	10,881,510	10,679,674	10,881,510	10,679,674
Capital		6,575,480	6,575,480	6,575,480	6,575,480
Special goodwill reserve		63,074	63,074	63,074	63,074
Capital reserves		2,670,488	2,670,488	2,670,488	2,670,488
Legal reserve		659,556	659,556	659,556	659,556
Adjustments for equity valuation		71,372	68,062	71,372	68,062
Cumulative translation adjustments		(152)	2,733	(152)	2,733
Retained earnings		841,692	640,281	841,692	640.281

Total liabilities and shareholders’
equity		19,136,144	18,617,548	19,455,785	18,982,734

See accompanying notes.

Telecomunicações de São Paulo S.A. - TELESP

Statements of income
Nine months period ended September 30, 2009 and September 30, 2008
(In thousands of reais – R$, except earnings per share)
(A free translation of the original report issued in Portuguese)

		Parent Company		Consolidated
	Note	09/30/09	09/30/08	09/30/09	09/30/08
Gross operating revenue	21	16,093,851	16,200,799	17,433,892	17,064,523

Revenue deductions	21	(5,375,900)	(5,140,532)	(5,629,178)	(5,209,819)

Net operating revenue	21	10,717,951	11,060,267	11,804,714	11,854,704

Cost of services provided	22	(6,033,145)	(5,893,139)	(6,879,078)	(6,430,207)

Gross profit		4,684,806	5,167,128	4,925,636	5,424,497

Operating expenses		(2,151,648)	(2,449,086)	(2,365,050)	(2,674,832)
Selling	23	(1,687,577)	(1,829,491)	(1,887,338)	(1,938,572)
General and administrative	24	(513,321)	(456,559)	(500,827)	(561,707)
Equity accounting in subsidiaries	10	(88,996)	(38,689)	12,846)	5,984
Permanent asset disposal, net	25	(8,879)	(26,695)	(20,494)	(39,853)
Other operating income (expense),
net	26	147,125	(97,652)	30,763	(140,684)

Income from operations before
financial income (expense)		2,533,158	2,718,042	2,560,586	2,749,665

Financial income	27	311,180	573,161	369,185	599,767
Financial expense	27	(491,342)	(753,798)	(512,626)	(783,821)

Income before income tax and		2,352,996	2,537,405	2,417,145	2,565,611
social contribution

Income and social contribution				(788,990)	(869,933)
taxes	28	(724,841)	(841,727)
Net income		1,628,155	1,695,678	1,628,155	1,695,678

Outstanding number of shares
at the balance sheet date –
in thousands	20	505,841	505,841

Earnings per share - R$		3.21871	3.35219

See accompanying notes.

Telecomunicações de São Paulo S.A. – TELESP

Statements of shareholders’ equity
September 30, 2009 and December 31, 2008
(In thousands of reais)
(A free translation of the original report issued in Portuguese)

Balances at December 31, 2008	6,575,480	63,074	2,678,195	(17,719)	9,824	188	659,556	76,232	862	-	10,045,692
Unclaimed dividends and
interest on shareholders’
equity , net of taxes	-	-	-	-	-	-	-	-	-	83,537	83,537
Adjustments for equity valuation	-	-	-	-	-	-	-	-	-	-	-
Cumulative translation
adjustments	-	-	-	-	-	-	-	(4,860)	(1,014)	-	(5,874)
Net income for the year	-	-	-	-	-	-	-	-	-	1,628,155	1,628,155
Appropriations:	-	-	-	-	-	-	-	-	-	(870,000)	(870,000)
Dividends	-	-	-	-	-	-	-	-	-	(470,000)	(470,000)
Interest on shareholders’
equity	-	-	-	-	-	-	-	-	-	(400,0000	(400,0000
Witholding tax on interest on
shareholders’ equity	-	-	-	-	-	-	-	-	-	-	-

Balances at September 30,
2009	6,575,480	63,074	2,678,195	(17,719)	9,824	188	659,556	71,372	(152)	841,692	10,881,510

See accompanying notes.

Telecomunicações de São Paulo S.A. - TELESP

Supplementary statements of cash flows
Nine months period ended September 30, 2009 and September 30, 2008
(A free translation of the original report issued in Portuguese)

	Company		Consolidated
	Sep/2009	Sep/2008	Sep/2009	Sep/2008
Cash flows from operations
Net income for the year	1,628,155	1,695,678	1,628,155	1.695.678

Expenses (revenues) not affecting cash	2,124,682	2,416,101	2,315,168	2.556.126
Depreciation and amortization	1,738,111	1,857,398	1.900.319	1.970.443
Monetary and exchange variations	(47,751)	47,173	(49.346)	45.666
(Gain) loss from equity pick-up in subsidiaries	88,996	38,689	(12.846)	(5.984)
Gain /(Loss) on permanent asset disposals	8,879	26,695	20.494	39.853
Amortization of goodwill	-	88,268	-	94.819
Provision for doubtful accounts	330,177	349,858	443.626	395.678
Pension and other post-retirement benefits plans, net of
funding	8,461	8,248	8.461	8.248
Others	(2,191)	(228)	4.460	7.403

(Increase) decrease in operating assets:	(474.757)	(340,804)	(575,432)	(875,341)
Trade accounts receivable	(184,381)	(435,151)	(320,393)	(753.175)
Other current assets	(176,346)	118,984	(143,425)	28.518
Other noncurrent assets	(114,030)	(24,637)	(111,614)	(150.684)

Increase (decrease) in operating liabilities:	(263.813)	(385,409)	(435,300)	(215,121)
Payroll and related accruals	9,586	(70,262)	29,523	(67.465)
Accounts payable and accrued expenses	(80,630)	80,880	(181,273)	202.384
Taxes other than income taxes	(56,703)	36,039	(61,767)	39.039
Other current liabilities	(280,934)	(637,792)	(293,231)	(614.392)
Accrued interest	(14,087)	(21,415)	(50,554)	(21.305)
Income and social contribution taxes	95,513	120,280	93,138	125.334
Reserve for contingencies	(50,927)	96,172	(46,260)	97.939
Other noncurrent liabilities	114,369	10,689	75,124	23.345

	3,014,267	3,385,566	2,932,591	3.161.342
Cash provided by operations

Cash flows generated from (used in) investing activities

Advance for future share acquisition	(367,500)	(605,444)	-	11.895
Acquisition of fixed and intangible assets, net of donations	(1,481,331)	(1,220,857)	(1,743,931)	(1.544.194)
Cash from sales of fixed assets and investment	3,110	7,184	3,495	11.969

	(1,388,464)	(1,819,117)	(1,740,436)	(1.520.330)
Cash used in investing activities

Cash flows generated from (used in) financing activities
Loans repaid	(386,339)	(906,364)	(396,854)	(953.214)
New loans obtained	144,000	355,000	144,000	387.500
	17,701
Net payment on derivatives contracts		18,037	31,224	20.914
	(1,163,826)
Dividends and interest on shareholders’ equity paid		(784,371)	(1,163,826)	(784.371)

	(1,388,464)	(1,317,698)	(1,385,456)	(1.329.171)
Cash used in financing activities

(Increase) decrease in cash and cash equivalents	(219.918)	248,751	(193,301)	311,841

Cash and cash equivalents at beginning of year	1.597.606	845,805	1,741,006	933,275
Cash and cash equivalents at end of year	1.377.688	1,094,556	1,547,705	1,245,116

Changes in cash during the year	(219.918)	248,751	(193,301)	311,841
See accompanying notes.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

1. Operations and background

a) Controlling shareholders

Telecomunicações de São Paulo S.A. - Telesp (hereinafter Telesp or Company), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of September 30, 2009, holds total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

b) Operations

The Company’s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo, under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (note 1.c hereafter). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy and Ajato brand and pay TV services (i) by satellite all over the country (Telefônica TV Digital) and (ii) using MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

According to ANATEL decision published in the Official Gazette on June 22, 2009, the sale of Speedy Services for broadband internet access was suspended since that date. In compliance with such decision, on June 26, 2009 the Company presented a Speedy network stabilization plan to ANATEL. On July 17, 2009, the Company informed ANATEL about conclusion of the Stability Plan implementation. On August 27,2009 ANATEL released the sale of Speedy.

The Company is registered with the Brazilian Securities Commission (CVM) as a public held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

1. Operations and background (Continued)

c) The STFC concession agreement

The Company is a concessionaire of the Fixed Switch Telephone Service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

The current Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025.However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force at that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On September 30, 2009, the net book value of reversible assets is estimated at R$6,425,701 (R$6,497,170 on June 30, 2009), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. The second payment of this biannual fee occurred on April 30, 2009 by value of R$203,333 based on the 2008 STFC net revenues.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

1. Operations and background (Continued)

d) Subsidiaries

The chart below sets out the list of direct and indirect subsidiaries of the Company as well as the percentage ownership shareholdings:

Subsidiaries	Sep/2009	Jun/2009	Sep/2008

A.Telecom S.A.	100%	100%	100%
Telefônica Data S.A.	100%	100%	100%
Telefônica Televisão Participações S.A.	-	-	100%
Telefônica Sistemas de Televisão S.A.	100%	100%	100%
Aliança Atlântica Holding B.V.	50%	50%	50%
Companhia AIX de Participações	50%	50%	50%
Companhia ACT de Participações	50%	50%	50%

TS Tecnologia da Informação Ltda.	-	-	100%
Ajato Telecomunicações Ltda.	100%	100%	-

2. Corporate events

a) Merger of TS Tecnologia da Informação Ltda.

On May 22, 2009 the subsidiary TS Tecnologia da Informação Ltda. merged into its controlling company Telefônica Data S.A., for its book value and according to valuation report. Such company ceased to exist after the mentioned operation.

b) Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A.

Pursuant to the Relevant Fact published on October 21, 2008, the Company’s Board of Directors approved, on that date, the proposed corporate reorganization involving the Company, Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”), as approved at the General Shareholders’ Meeting held by Telesp on November 11, 2008.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

2. Corporate events (Continued)

b) Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A. (Continued)

The transaction included the following steps:

1st Step:	DABR was merged into Telesp and, as a result, the company and its shares ceased to exist. Telesp shares then owned by DABR were directly assigned to controlling shareholder of SP Telecomunicações Participações Ltda. upon merger, with the rights applicable to outstanding shares issued by TELESP remaining unchanged. DABR’s net equity included goodwill from Telesp shares, in the amount of R$185,511, which was recorded at the acquisition date based on future profits. In accordance with Law No. 9532/1997, amortization of goodwill will provide Telesp with a tax benefit of R$63,074 to be capitalized by the controlling shareholder upon realization, pursuant to CVM Instruction No. 319/1999. It was guaranteed to other shareholders the preemptive rights in the subscription of capital increases that may occur.

2nd Step:	TTP was merged into Telesp, and, as a result, the company and its shares ceased to exist. Goodwill generated by the acquisition of this company in 2007 was recorded based on expected future profits, in the amount of R$848,307, and will provide Telesp with a tax benefit of R$288,424.

For merger purposes, the net equities of TTP and DABR were measured at book value on September 30, 2008 and October 17, 2008, respectively, by an independent appraiser whose appointment was ratified at the General Shareholders’ Meeting held by Telesp on November 11, 2008. The merged companies had no unrecorded contingent liabilities that would have been assumed by Telesp as a result of this transaction. The transaction is not subject to approval by Brazilian or foreign regulatory entities or anti-trust agencies. No withdrawal rights were exercised since the subsidiaries had no non-controlling interest.

c) Capital increase in Telefonica Televisão Participações S.A. (“TTP”)

On February 29, 2008, the Company increased capital of Telefônica Televisão with shares held in A.Telecom. With this operation, A.Telecom became a wholly-owned subsidiary of TTP.

On July 25, 2008 the Company increased capital of Telefônica Televisão with shares held in Telefonica Data S/A (“T.Data”). With this operation, T.Data became a wholly-owned subsidiary of TTP.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

3. Presentation of the quarterly information

The individual and consolidated quarterly information as of September 30, 2009 was prepared in accordance with accounting practices adopted in Brazil, with comprise the provisions of corporate legislation set forth in Law No. 6.404/76, as amended by Law No. 11.638/07 and by Law No. 11.941/09, and the standards established by the Brazilian Securities Commission (CVM). Quarterly information shall be analyzed together with financial statements for the last fiscal year.

As permitted by CVM Resolution No. 565, which approved Technical Pronouncement No. 13, issued by the Brazilian Accounting Pronouncements Committee (CPC), the Company opted for the first-time adoption of Law No. 11638 and of Provisional Executive Order No. 449/08 in its financial statements for the year ended December 31, 2008. Consequently, the September 30, 2008 comparative information already consider the new accounting practices, the effects of which are shown below:

	Net Income
	Company	Consolidated
Balances per 09/30/2009 financial statements	1,695,678	1,695,678

Effects of Law No. 11638/07	26,842	26,842

Lease – PDTI	-	20,218
Lease - T.Data (lessee)	-	(443)
Financial instruments	10,147	10,147
Deferred taxes	(3,080)	(3,080)
Equity pickup	19,775	-

Financial statements as of 09/30/2008	1,722,520	1,722,520

Pursuant to accounting pronouncement CPC13, goodwill based on expected future profits has ceased to be amortized as of 2009, being subject to impairment test as defined in accounting pronouncement CPC01 (note 12).

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as non-current assets and liabilities.

Accounting estimates are considered for the quarterly financial information preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the quarterly financial information.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

3. Presentation of the quarterly information (Continued)

Transactions, which involve estimates mentioned above, may result in different amounts those recorded in the quarterly financial information when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimation and assumptions periodically.

The consolidated quarterly financial information includes the balance and transactions of direct and indirect subsidiaries according to the equity holdings described in the note 1.d.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and its subsidiaries have been eliminated.

Some items of the financial information for September 30, 2008 were reclassified to allow their comparability with the current quarter; these reclassifications were considered to be immaterial in relation to the overall financial statements.

4	.	Cash and cash equivalents
			Company		Consolidated
			Sep/2009	Jun/2009	Sep/2009	Jun/2009
		Cash and Bank accounts	2,317	4,383	5,776	8,036
		Short-term investments	1,375,371	794,581	1,541,929	925,638
		Total	1,377,688	798,964	1,547,705	933,674

Short-term investments are basically CDB (Bank Deposits Certificate) and indexed under CDI (Certificate for Inter-bank Deposits) rate variation, which are readily liquid and maintained with first line financial institutions.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

5	.	Trade accounts receivable, net

			Company		Consolidated
			Sep/2009	Jun/2009	Sep/2009	Jun/2009

		Billed amounts	2,167,631	2,231,525	2,551,809	2,644,737
		Accrued unbilled amounts	1,223,449	1,206,093	1,477,486	1,471,826
		Gross accounts receivable	3,391,080	3,437,618	4,029,295	4,116,563

		Allowance for doubtful accounts	(683,328)	(687,120)	(917,978)	(878,824)

		Total	2,707,752	2,750,498	3,111,317	3,237,739

		Current	1,743,285	1,758,327	2,196,085	2,213,954
		Past-due – 1 to 30 days	508,390	512,281	515,179	530,587
		Past-due – 31 to 60 days	164,358	198,418	160,781	200,813
		Past-due – 61 to 90 days	108,473	117,717	102,030	141,183
		Past-due – 91 to 120 days	75,233	74,318	87,385	95,638
		Past-due – More than 120 days	791,341	776,557	967,835	934,388
		Total	3,391,080	3,437,618	4,029,295	4,116,563

		Current	2,707,752	2,750,498	2,997,139	3,139,964
		Non-current	-	-	114,178	97,775

6	.	Deferred and recoverable taxes

			Company		Consolidated
			Sep/2009	Jun/2009	Sep/2009	Jun/2009

		Withholding taxes	63,793	81,444	82,317	97,207
		Recoverable income tax and social contribution	82,793	49,506	92,204	62,509

		Deferred taxes	1,227,687	1,286,418	1,230,100	1,289,290
		Tax loss carry-forwards – Income tax	-	-	1,479	643
		Tax loss carry-forwards – Social contribution	-	-	532	1,265
		Reserve for labor, tax and civil contingencies	315,345	316,001	315,345	316,001
		Post-retirement benefit plans	53,458	52,472	53,458	52,472
		Allowance for doubtful accounts	84,922	83,095	84,922	83,095
		Allowance for reduction of inventory to
		recoverable value	24,272	24,225	24,272	24,225
		Merged tax credit	343,734	361,806	343,734	361,806
		Income tax and social contribution on other
		temporary differences	405,956	448,819	406,358	449,783

		ICMS (state VAT)	470,290	410,084	548,515	481,323
		Others	7,217	6,012	26,058	16,638

		Total	1,851,780	1,833,464	1,979,194	1,946,967

		Current	1,148,237	1,095,540	1,265,705	1,199,878
		Non-current	703,543	737,924	713,489	747,089

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

6. Deferred and recoverable taxes (Continued)

6.1 Deferred income and social contribution taxes

The Company recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 19, 2008, as provided for in CVM Instruction No. 371/2002.

Company estimates the realization of the deferred taxes as of September 30, 2009 as follows:

Year	Company	Consolidated
2009	190,463	190,929
2010	455,022	456,970
2011	232,834	232,834
2012	165,756	165,756
Thereafter	183,612	183,611
Total	1,227,687	1,230,100

The recoverable amounts above are based on projections subject to changes in the future.

6.2 Merged tax credit

These refer to tax benefits arising from corporate restructuring processes involving goodwill based on expected future profits, to be appropriated pursuant to the limitations imposed by tax legislation.

	Sep/2009	Jun/2009
TTP	241,612	249,553
DABR (a)	51,663	53,613
Spanish/Figueira	50,459	58,640
	343,734	361,806

Current	76,455	70,415
Non-Current	267,279	291,391

(a)	Tax credits generated from goodwill existing in DABR, merged by the Company in October 2008, as a result of the corporate restructuring process mentioned in Note 2.b.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

7	.	Inventories

			Company		Consolidated
			Sep/ 2009	Jun/ 2009	Sep/ 2009	Jun/ 2009
		Consumption materials	120,888	113,882	121,401	114,367
		Resale items (*)	58,208	59,727	112,837	119,143
		Public telephone prepaid cards	10,293	8,451	10,293	8,451
		Scraps	175	168	176	168
		Allowance for reduction to net recoverable
		value and obsolescence	(71,389)	(71,249)	(74,348)	(73,999)

		Total current	118,175	110,979	170,359	168,130
		(*) Includes the inventory of IT equipments related to “Posto Informático”

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

8	.	Other assets

			Company		Consolidated
			Sep/ 2009	Jun/ 2009	Sep/ 2009	Jun/ 2009
		Advances to employees	33,012	22,103	34,578	23,314
		Advances to suppliers	17,916	16,808	33,423	34,931
		Prepaid expenses	132,343	155,066	136,170	155,166
		Receivables from Barramar S.A. (a)	-	-	62,027	63,139
		Current Related Parties receivables (Note 29)	181,138	159,148	117,496	114,515
		Amounts linked to National Treasury	11,888	11,639	11,888	11,639
		securities
		Other assets	67,230	50,256	73,234	69,671

		Total	443,527	415,020	468,816	472,375

		Current	367,637	350,431	326,297	347,890
		Non-current	75,890	64,589	142,519	124,485

(a)	Refers to receivables from Barramar S.A. recorded by the Companhia AIX de Participações, net of allowance for losses.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

9	.	Escrow deposits

			Company		Consolidated
			Sep/ 2009	Jun/ 2009	Sep/ 2009	Jun/ 2009
		Civil litigation	306,368	283,084	307,335	284,050
		Tax litigation	230,847	226,350	264,416	258,898
		Labor claims	302,971	250,764	303,139	250,871
		Freeze of assets by court order	33,095	42,873	35,363	44,584

		Total non-current	873,281	803,071	910,253	838,403

The amounts presented above refer to escrow deposits for those cases in which an unfavorable outcome is considered possible, remote or probable, for the amount exceeding the amount accrued for. The escrow deposits of suits for which provisions were set up were classified in Provisions to the amount effectively recorded, as shown in Note 18.

10. Investments
	Company		Consolidated
	Sep/ 2009	Jun/ 2009	Sep/ 2009	Jun/ 2009
Investments in subsidiaries	1,327,455	1,389,662	-	-
Aliança Atlântica Holding B.V.	60,398	60,716	-	-
A.Telecom S.A.	719,200	731,746	-	-
Companhia AIX de Participações	69,748	60,598	-	-
Companhia ACT de Participações	18	17	-	-
Telefonica Data S.A.	194,074	243,937	-	-
Telefonica Sistemas de Televisão S.A.	284,017	292,648	-	-

Investments in associates	49,158	41,469	49,158	41,469
GTR Participações e Empreendimentos S.A.	1,910	1,758	1,910	1,758
Lemontree Participações S.A.	13,120	11,032	13,120	11,032
Comercial Cabo TV São Paulo S.A.	28,212	23,479	28,212	23,479
TVA Sul Paraná S.A.	5,916	5,200	5,916	5,200

Other Investments	202,225	200,026	257,494	255,306
Portugal Telecom	150,546	152,686	200,729	203,582
Zon Multimédia	14,408	12,423	19,494	16,807
Other investments	37,271	34,917	37,271	34,917

Total	1,578,838	1,631,157	306,652	296,775

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

10. Investments (Continued)

Investments in affiliates accounted for under the equity method at September 30, 2009 and June 30, 2009:

		Number of shares (thousands)
		Total number of shares			Interest			% interest
	Net equity	ON	PN	Total	ON	PN	Total	Total	Voting Capital
Affiliates

GTR Participações e Empreendimentos S.A	2,865	878	1,757	2,635	-	1,757	1,757	66.7%	0.0%
Lemontree Participações S.A.	19,680	124,839	249,682	374,521	-	249,682	249,682	66.7%	0.0%
Comercial Cabo TV São Paulo S.A.	47,060	12,282	12,282	24,564	2,444	12,282	14,726	59.9%	19.9%
TVA Sul Paraná S.A.	7,940	13,656	13,656	27,312	6,691	13,656	20,347	74.5%	49.0%

Until September 2009, the Company made an advance for future capital increase, in the amount of R$40,000 (R$15,000 until June, 2009), in its wholly-owned subsidiary Telefônica Data S.A. recorded under the heading for capitalization.

The Company and Consolidated equity method in subsidiaries and affiliates is as follows:

	Company		Consolidated
	Sep/ 2009	Set/2008	Sep/ 2009	Set/ 2008
Aliança Atlântica	3,972	4,181	-	-
A. Telecom	(16,569)	13,096	-	15
Companhia AIX de Participações	18,352	(361)	-	-
Companhia ACT de Participações	2	(3)	-	-
Telefônica Data S.A.	(72,371)	(18,013)	-	-
Telefônica Televisão Participações S.A	-	(37,589)	-	-
Telefonica Sistemas de Televisão S.A.	(35,228)	-	-	-
GTR Participações e Empreendimentos S.A	434	-	434	(330)
Lemontree Participações S.A.	3,512	-	3,512	2,349
Comercial Cabo TV São Paulo S.A.	6,998	-	6,998	5,336
TVA Sul Paraná S.A.	1,902	-	1,902	(1,386)
	(88,996)	(38,689)	12,846	5,984

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

11. Property, Plant and Equipment, Net

	Company
	Annual depreciation rate %	Sep/2009				Jun/2009
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Property, plant and equipment		42,247,898	(34,183,821)	8,064,077	42,115,573	(34,007,813)	8,107,760
Switching and transmission equipment	12.50	17,936,468	(15,814,423)	2,122,045	17,743,378	(15,643,302)	2,100,076
Transmission equipment, overhead,
underground and building cables, teleprinters,
PABX, energy equipment and furniture	10.00	12,634,086	(10,471,811)	2,162,275	12,545,250	(10,341,544)	2,203,706
Transmission equipment - modems	66.67	1,230,083	(838,586)	391,497	1,438,708	(1,064,921)	373,787
Underground and undersea cables, poles and
towers	5.00 to 6.67	626,383	(421,543	204,840	619,393	(416,187)	203,206
Subscriber, public and booth equipment	12.50	2,247,815	(1,849,738	398,077	2,215,400	(1,817,125)	398,275
IT equipment	20.00	596,635	(530,008	66,627	591,625	(521,913)	69,712
Buildings and underground cables	4.00	6,624,794	(4,171,471)	2,453,323	6,612,811	(4,118,716)	2,494,095
Vehicles	20.00	50,284	(38,257)	12,027	51,599	(38,041)	13,558
Land	-	227,772	-	227,772	227,773	-	227,773
Others	4.00 to 20.00	73,578	(47,984)	25,594	69,636	(46,064)	23,572

Property, plant and equipment in progress	-	600,628	-	600,628	644,254	-	644,254

Total		42,848,526	(34,183,821)	8,664,705	42,759,827	(34,007,813)	8,752,014
Average annual depreciation rates - %		10.32			10.34
Assets fully depreciated		23,589,898			22,553,672

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

11. Property, Plant and Equipment, Net (Continued)

	Consolidated
	Annual depreciation rate%	Sep/2009				Jun/2009
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Property, plant and equipment		43,684,061	(34,898,569)	8,785,492	43,504,569	(34,673,782)	8,830,787
Switching and transmission equipment	12.50	17,974,641	(15,828,416)	2,146,225	17,781,551	(15,656,286)	2,125,265
Transmission equipment, overhead, underground and
building cables, teleprinters, PABX, energy
equipment and furniture	10.00	12,917,333	(10,534,517)	2,382,816	12,816,165	(10,397,130)	2,419,035
Transmission equipment – Modems	66.67	1,315,838	(870,314)	445,524	1,516,117	(1,092,622)	423,495
Underground and undersea cables, poles and towers	5.00 to 6.67	639,566	(425,963)	213,603	632,576	(420,435)	212,141
Subscriber, public and booth equipment	12.50	2,310,013	(1,894,919)	415,094	2,277,593	(1,859,932)	417,661
IT equipment	20.00	660,432	(576,355)	84,077	655,452	(567,250)	88,202
Buildings and underground cables	4.00	6,627,150	(4,173,257)	2,453,893	6,615,167	(4,120,484)	2,494,683
TV equipment	8.00 to 33.00	815,347	(449,245)	366,102	788,776	(418,733)	370,043
Vehicles	20.00	51,718	(39,472)	12,246	53,033	(39,230)	13,803
Land	-	227,772	-	227,772	227,773	-	227,773
Others	4.00 to 20.00	159,113	(106,111)	53,002	154,803	(101,680)	53,123

Provision for losses		(14,862)	-	(14,862)	(14,437)	-	(14,437)

Property, plant and equipment in progress	-	684,476	-	684,476	733,007	-	733,007

Total		44,368,537	(34,898,569)	9,469,968	44,237,576	(34,673,782)	9,563,794
Average annual depreciation rates - %		11.01			10.89
Assets fully depreciated		23,996,917			22,948,864

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

12. Intangible assets, net

	Company		Consolidated
	Sep/ 2009	Jun/ 2009	Sep/ 2009	Jun/ 2009

Goodwill	728,052	728,052	728,201	728,201
Other intangibles	701,007	728,556	736,838	764,984

	1,429,059	1,456,608	1,465,039	1,493,185

	Company		Consolidated
	Sep/ 2009	Jun/ 2009	Sep/ 2009	Jun/ 2009
Goodwill
Ajato Telecomunicações Ltda	-	-	149	149
TS Tecnologia da Informação Ltda.	945	945	945	945
Ágio Spanish e Figueira (merged from
TDBH) (a)	139,957	139,957	139,957	139,957
Santo Genovese Participações Ltda. (b)	71,892	71,892	71,892	71,892
Telefônica Televisão Participações S.A. (c)	515,258	515,258	515,258	515,258

	728,052	728,052	728,201	728,201

(a) Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b) Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.), in 2004.

(c) Goodwill arising from the acquisition of TTP (see Note 2.b), which is based on a study of future profitability. For this ITR reporting purposes, the tax credit as of December 31, 2008, in the amount of R$265,435, was reclassified to Deferred and Recoverable Taxes in the form of tax credits from merger (Note 6), considering that goodwill amortization ceased to be accounted for at December 31, 2008.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

12. Intangible assets, net (Continued)

	Company
	Annual depreciation rate %	Sep/ 2009				Jun/ 2009
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Other intangibles
Softwares	20.00	2,464,017	(1,808,878)	655,139	2,413,869	(1,736,519)	677,350
Customer Portfolio (a)	10.00	72,561	(48,9780	23,583	72,561	(47,165)	25,396
Others	10.00 to 20.00	185,992	(163,7070	22,285	184,993	(159,183)	25,810

Total		2,722,570	(2,021,563)	701,007	2,671,423	(1,942,867)	728,556
Average annual depreciation rates %		19.72			19.70
Assets fully depreciated		1,093,651			1,048,825

	Consolidated
	Annual depreciation rate%	Sep/ 2009				Jun/ 2009
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Other intangibles
Software	20.00	2,640,701	(1,955,420)	685,281	2,587,598	(1,879,670)	707.928
Customer Portifolio (a)	10.00	72,561	(48,978)	23,583	72,561	(47,165)	25.396
Others	10.00 to 20.00	196,958	(168,984)	27,974	195,959	(164,299)	31.660

Total		2,910,220	(2,173,382)	736,838	2,856,118	(2,091,134)	764.984
Average annual depreciation rates %		19.79			19.54
Assets fully depreciated		1,216,566			1,170,051

(a)	Acquisition of IP network customer portfolio from Telefônica Data in December 2002.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

13. Loans and financing

Company/Consolidated				Balance in Sep/2009 (*)
	Currency	Annual interest rate	Maturity	Current	Long-term	Total

Loans and financing - BNDES	URTJLP	TJLP+ 3.73%	Until 2015	141,862	1,713,178	1,855,040
Mediocrédito	US$	1.75%	2014	5,670	17,644	23,314
Total				147,532	1,730,822	1,878,354

Company/Consolidated			Balance in Jun/2009 (*)
		Annual interest rate	Maturity	Current	Long-term	Total
	Currency
Loans and financing - BNDES	URTJLP	TJLP+ 3.73%	Until 2015	48,381	1,663,345	1,711,726
“Mediocrédito”	US$	1.75%	2014	6,312	21,757	28,069
Untied Loan – JBIC	JPY	Libor + 1.25%	2009	50,676	-	50,676
Resolution 2770	JPY	1.62% a 5.78%	2009	19,110	-	19,110
Total				124,479	1,685,102	1,809,581

(*) Amounts presented at fair value, when applicable.

On October 10, 2007, BNDES approved financing of R$2,034,717 to the Company, of wich R$1,830,864 (principal amount) has already been released and the related investments, evidenced and accepted by BNDES. In September 2009, an installment of R$144,000 was released, which investments have also already been realized and the Company is in the final phase of evidencing with BNDES. Such financing is indexed to the TJLP (long-term interest rate), a specific referential rate not equivalent to any other market rate. Thus, at September 30, 2009, such instrument was recognized in the balance sheet for the amortized cost, equivalent to its fair value on this date.

Covenants and guarantees

The loan from BNDES include restrictive covenants related to the semiannual maintenance of certain financial indices, which up to this date have been met.

The loan from Mediocrédito is secured by the Federal Government and the financing with BNDES is guaranteed by SP Telecomunicações Participações Ltda.

Consolidated long-term debt maturities

At September 30, 2009, noncurrent loans and financing mature are as follows:

13. Loans and financing (Continued)

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

Year		Amounts

2010			91,777
2011			372,519
2012			372,226
2013			371,930
Thereafter			522,370

Total		1,730,822

14. Debentures

	Company and Consolidated			Balance in Sep/09
		Annual interest rate	Maturity	Current	Long - term	Total

	Currency

		CDI rate +		1,510,297	-	1,510,297
Debentures	R$	0.35%	2010

Total				1,510,297	-	1,510,297

	Company and Consolidated			Balance in Jun/2009
	Currency	Annual interest rate	Maturity	Current	Long - term	Total

		CDI rate +	2010	11,176	1,500,000	1,511,176
Debentures	R$	0.35%

Total				11,176	1,500,000	1,511,176

Debenture conditions were renegotiated on September 1, 2007, date of end of the first Remuneration period and beginning of the second Remuneration period. This period ends on the debentures maturity date; namely September 1, 2010. Debentures are entitled to interest yield, payable on a quarterly basis, corresponding to the interbank deposit certificate index (DI), capitalized at 0.35% p.a. spread.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

15. Taxes payable

	Company		Consolidated
	Sep/ 2009	Jun/2009	Sep/ 2009	Jun/ 2009
Taxes on income (a)
Income tax	-	72,145	8,252	79,588
Social contribution	-	24,361	2,766	26,900

Deferred Taxes
Income tax	189,343	183,162	189,343	183,162
Social contribution	23,999	21,626	23,999	21,626

Indirect taxes
ICMS (state VAT)	588,286	568,969	641,500	620,107
PIS and COFINS (taxes on revenue)	75,498	68,750	105,330	98,415
Legal Liabilities (b)	29,321	29,051	29,321	29,051
Others (c)	9,788	9,719	22,705	23,393

Total	916,235	977,783	1,023,216	1,082,242

Current	874,566	936,051	959,594	1,019,242
Non-current	41,669	41,732	63,622	63,000

(a) Income and social contribution taxes payable are presented net of payments on an estimate basis (Note 6);

(b) Legal obligations account records tax liabilities, net of escrow deposits, which are being questioned in court.

(c) The item “Others” includes R$174,285 of FUST payable as of September 30, 2009 (R$163,116 as of June 30, 2009), net of escrow deposits of R$182,754 (R$172,327 as of June 30, 2009), and the difference, in the amount of R$8,469, is still recorded under assets, as escrow deposits.

In determining and accounting for federal taxes for the period ended September 30, 2009, the Company adopted the rules of the Transition Taxation Regime (RTT) as defined in Law No. 11.941/09.

16. Dividends and interest payable to shareholders

	Company/Consolidated
	Sep/ 2009	Jun/ 2009
Interest on shareholders’ equity	413,428	73,633
Telefónica Internacional S.A.	225,424	-
SP Telecomunicações Participações Ltda.	74,073	-
Non-controlling interest	113,931	73,633

Dividends	302,879	305,406
Non-controlling interest	302,879	305,406

Total	716,307	379,039

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

16. Dividends and interest payable to shareholders (Continued)

Most of the interest on shareholders’ equity and total dividends payable to non-controlling interest refer to available amounts declared, but not claimed yet.

17. Payroll and related charges

	Company		Consolidated
	Sep/ 2009	Jun/ 2009	Sep/ 2009	Jun/ 2009

Salaries and fees	25,400	23,815	26,969	25,485
Payroll charges	98,156	91,048	105,202	97,171
Accrued benefits	3,510	3,535	3,649	3,652
Employee profit sharing	46,683	41,770	48,699	43,982

Total	173,749	160,168	184,519	170,290

18. Reserves, net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company management, based on the opinion of its legal advisors, set up provision for suits whose likelihood of loss is assessed as probable.

The table below shows the breakdown of reserves by nature and the changes in the provision for the third quarter of 2009:

	Nature
Consolidated	Labor	Tax	Civil	Total

Balances as of 06/30/2009	360,259	169,496	314,087	843,842

Additions	13,044	697	70,912	84,653
Write-offs (Reversal/Payments)	(8,377)	(106,958)	(147)	(115,482)
Monetary restatement	3,663	976	28,356	32,995
Balances as of 09/30/2009	368,589	64,211	413,208	846,008

Escrow deposits	(98,655)	(59,341)	(35,006)	(193,002)

Net balances as of 09/30/2009	269,934	4,870	378,202	653,006

Current	38,797	-	136,129	174,926
Non-current	231,137	4,870	242,073	478,080

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

18. Reserves, net (Continued)

18.1 Labor contingencies and reserves

		Amount involved
	Risk - Consolidated	Sep/ 2009	Jun/ 2009

Probable		368,589	360,259
Possible		2,047	1,984

Total		370,636	362,243

These contingencies involve several lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

- Civil Class Action filed by the Ministry of Labor determining that Telesp not engage a representative company to perform the Company’s business activities was altered from remote to possible. The possible risk involved in this civil class action was not quantified in the table above, since, in the event of an unfavorable outcome, it is currently not possible to estimate the Company’s loss nor of attributing a limit equivalent to the case amount.

18.2	Tax contingencies and reserves
		Amount involved
	Risk – Consolidated	Sep/ 2009	Jun/ 2009
	Probable	64,211	169,496
	Possible	3,418,345	3,385,633
	Total	3,482,556	3,555,129

In connection with the last financial year, the major lawsuits filed this nine-month period are as follows:

- Decision handed down by the São Paulo IRS Office, which did not approve the requests to offset credits arising from determination of negative Income and Social Contribution balance in calendar year 2003, totaling R$465,859 (principal, fine and interest). An appeal was filed against such decision in the administrative level, which is awaiting judgment in the first stage of tax appeals. According to risk assessment made by the external advisor, of the total amount involved, R$93,896 stands a possible risk of loss, and the likelihood of loss for the remaining amount is assessed as remote. In view of such risk classification, no provision was set up.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

18. Reserves, net (Continued)

18.2 Tax contingencies and reserves (Continued)

- Information notice drawn up by the São Paulo State Finance Office, referring to non-payment of ICMS, during the period from January 2006 to December 2007, due on amounts received for purposes of lease of transmission equipment (modem), totaling R$54,414. The proceeding is at the first administrative level. Considering that the risk was assessed as possible, no provision was made.

- Infraction notices related to nonpayment of ICMS in the period from January 2006 to December 2007, for non-inclusion of revenues from rendering of several supplemental services on the value added basis, in the total amount of R$434,423 upon determination of the tax basis. Related risk is assessed as possible by legal counsel. The claim is at the first administrative level. Considering the risk level, no provision was made.

- Workers’ Accident Insurance Compensation (SAT) and joint liability for social security contributions alleged not have been paid, for its contracts of approximatelly R$337,086, of wich R$98,660 were provisioned. In September 2009, the Company management discontinued part of the proceedings, settling the amount R$54,241 through the Tax Recovery Program REFIS, with reduction in fine and interest. The remaining balance was reversed to profit and loss, in the amount of R$44,418 (see Note 26). The lawsuit is in the 2nd lower court and, considering likelihood of loss is deemed possible, no provision was made.

- Social security tax on payment of compensation due to salary adjustment for losses, arising from the “Verão” and “Bresser” plans, in the approximate amount of R$148,503. In view of the Brazilian IRS’ ex-officio decision, which acknowledged the loss of procedural rights for part of the amounts involved, based on Binding Precedent No. 8 of the Federal Supreme Court, the Company’s management decided to reverse the provision recognized for the amounts covered by the barring period,in the amount of R$2,940, resulting in a provision of R$25. The likelihood of loss relating to the amounts not covered by the barring period was assessed as possible, therefore no provision was made.

18. Reserves, net (Continued)

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

18.3	Civil contingencies and reserves
		Amount involved
	Risk - Consolidated	Sep/ 2009	Jun/ 2009
	Probable	413,208	314,087
	Possible	690,420	663,724
	Total	1,103,628	977,811
In connection with the last financial year, the major lawsuits filed until September are as follows:

- Civil Class Action proposed by the São Paulo State Prosecutor’s Office, claiming indemnity to all telecommunications service consumers for material and moral damages suffered during the period from 2004 to 2009, as a result of low quality and faulty of services provided. The intended sentence is generic and the attribution of responsibility to indemnify shall occur through liquidation and execution of the decision by the consumers, the Prosecutor’s Office has proposed the execution amount of R$1 billion in the event the number of activations is not commensurate with the severity of the damage, to be deposited in the Special Fund for Expenses Related to Reimbursement of Damaged Diffused Interests. The possible risk involved in this civil class action was not quantified in the table above, since, in the event of an unfavorable outcome, it is currently not possible to estimate the Company’s loss nor attribute a limit equivalent to the case amount.

Contingencies, specially assessed as possible risks, involve matters relating to several legal suits, such as: unknown ledged title to telephone lines, indemnity for material and personal damages, PIS and COFINS on subscription and monthly payment of Fixed Switched Telephone Services (STFC), among others, totaling approximately R$690,420.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

19. Other liabilities

	Company		Consolidated
	Sep/ 2009	Jun/ 2009	Sep/ 2009	Jun/ 2009

Consignments on behalf of third parties	190,846	134,042	167,732	107,858
Amounts charged to users	87,280	91,092	61,536	62,289
Withholdings	102,511	41,998	105,141	44,617
Others	1,055	952	1,055	952

Advances from customers	75,651	69,990	75,651	69,990
Amounts to be refunded to subscribers	67,773	75,508	67,431	69,938
Accounts payable – sale of share fractions
(a)	112,968	113,090	112,968	113,090
Others	46,175	47,305	69,478	83,395

Total	493,415	439,935	493,260	444,271

Current	345,706	402,644	337,782	381,146
Noncurrent	147,709	37,291	155,478	63,125

(a) Amounts resulting from the auction of share fractions relating to reverse stock split process in 2005, and TDBH acquisition process in 2006.

20. Shareholders’ equity

Capital Stock

Paid-in capital is of R$6,575,480 at September 30, 2009 and June 30, 2009.
Subscribed and paid-in capital is represented by shares without par value, as follows:

	Sep/ 2009	Jun/ 2009
Total Capital in shares
Common shares	168,819,870	168,819,870
Preferred shares	337,417,402	337,417,402
Total	506,237,272	506,237,272

Treasury shares
Common shares	(210,579)	(210,579)
Preferred shares	(185,213)	(185,213)
Total	(395,792)	(395,792)

Outstanding shares
Common shares	168,609,291	168,609,291
Preferred shares	337,232,189	337,232,189
Total	505,841,480	505,841,480

Book value per outstanding share in R$	21.51	21.11

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

20. Shareholders’ equity (Continued)

Dividends – Accumulated earnings on December 31, 2008

At the Annual Shareholders’ Meeting held on March 25, 2009 approval was given to allocation of dividends based on the remaining profit balance from 2008, in the amount of R$395,109, provided for in the profit allocation proposal. Payment of such dividends began on June 17, 2009.

Interim dividends – 2009 financial year

On May 18, 2009, the Company’s Board of Directors approved the statement and payment of interim dividends, in the amount of de R$ 470,000, based on profit recorded in the quarterly balance sheet as of March 31, 2009. Payment of such dividends began on June 17, 2009.

Interest on shareholders’ equity – 2009

On September 30, 2009, the Board of Directors approved the credit of interest on shareholders’ equity for fiscal year 2009 in the amount of R$400,000, subject to 15% withholding income tax, resulting in the net amount of R$340,000, to holders of common and preferred shares included in the Company’s records by the end of September 30, 2009. The payment of such interest on equity will be disclosed on the date to be decided at the Annual Shareholders’ Meeting.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

21. Net operating revenue

	Company		Consolidated
	Sep/2009	Sep/2008	Sep/2009	Sep/2008

Monthly subscription charges (i)	3,874,302	4,254,483	3,926,633	3,963,817
Activation fees	79,110	94,152	79,077	94,133
Local service (i)	1,782,703	1,905,604	1,830,974	2,081,052

LDN - Domestic long-distance	2,849,203	2,739,786	2,882,426	2,805,215
LDI – International long-distance	77,281	94,143	86,810	109,209
Interconnection services	3,039,848	3,189,835	3,108,669	3,256,868
Network usage services	346,294	349,818	346,294	349,818
Public telephones	312,192	339,929	312,192	339,929
Data transmission	2,867,823	2,486,797	3,178,524	2,734,382
Network access	394,743	309,693	369,525	285,749
TV Service (i)	-	-	448,612	244,464
Others (i)	470,352	436,559	864,156	799,887

Gross operating revenue	16,093,851	16,200,799	17,433,892	17,064,523

Taxes on gross revenue	(3,992,828)	(4,147,103)	(4,382,082)	(4,446,465)
ICMS (State VAT)	(3,409,598)	(3,544,216)	(3,654,101)	(3,739,028)
PIS and COFINS (taxes on revenue)	(563,694)	(581,845)	(696,970)	(675,6630
ISS (Municipal service tax)	(19,536)	(21,042)	(31,011)	(31,774)

Discounts	(1,383,072)	(993,4290	(1,247,096)	(763,354)

Net operating revenue	10,717,951	11,060,267	11,804,714	11,854,704

(i) For a better presentation of Operating Revenue to the market and regulatory agency, ANATEL, the Company made reclassifications to the amounts as of September 2008. The main reclassifications were made between the items “Monthly subscription charges”, “Local service ” , “TV Service ” and “Others”.

Revenues from lease operations are recorded as “Others” under Gross operating revenue.

Tariff adjustments affecting reported revenues

Tariff adjustment for wireline to wireline services effective as of July 24, 2008. Tariffs increased by 3.01% for Local and National Long Distance (LDN) services. Local network tariffs (TU-RL) also increased by 3.01% as of July 24, 2008.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

21. Net operating revenue (Continued)

Tariff adjustment of 3.01% for wireline to mobile services (VC1, VC2 and VC3), also is effective as of July 24, 2008. Local network tariffs (VUM) also increased by 2.06% as of July 24, 2008.

Tariff adjustment for wireline to wireline services effective as of September 16, 2009.

Tariff increased by 0.98% for local services and national long distance (LDN).

22. Cost of services provided

	Company		Consolidated
	Sep/2009	Sep/2008	Sep/2009	Sep/2008
Depreciation and amortization	(1,570,852)	(1,677,875)	(1,710,015)	(1,773,831)
Personnel	(113,420)	(142,368)	(134,9100	(170,783)
Materials	(20,860)	(22,424)	(108,422)	(116,940)
Network interconnection	(2,871,215)	(2,811,318)	(3,064,436)	(2,845,696)
Outsourced services	(1,140,421)	(931,556)	(1,408,112)	(1,100,782)
Others	(316,377)	(307,598)	(453,183)	(422,175)

Total	(6,033,145)	(5,893,139)	(6,879,078)	(6,430,207)

23. Selling expenses

	Company		Consolidated
	Sep/ 2009	Sep/ 2008	Sep/ 2009	Sep/ 2008
Depreciation and amortization	(108,728)	(115,980)	(108,947)	(116,183)
Personnel	(259,153)	(262,604)	(273,265)	(277,443)
Materials	(34,902)	(46,703)	(35,767)	(46,922)
Outsourced services	(935,013)	(1,014,100)	(997,095)	(1,019,453)
Allowance for doubtful accounts	(330,177)	(349,858)	(443,626)	(395,678)
Others	(19,604)	(40,246)	(28,638)	(82,893)

Total	(1,687,577)	(1,829,491)	(1,887,338)	(1,938,572)

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

24	.	General and administrative expenses

			Company		Consolidated
		Sep/2009		Sep/2008	Sep/2009	Sep/2008
		Depreciation and amortization	(58,531)	(63,543)	(81,357)	(80,429)
		Personnel	(130,9420	(116,124)	(133,244)	(121,494)
		Materials	(5,641)	(6,578)	(5,697)	(6,778)
		Outsourced services	(256,657)	(238,152)	(209,406)	(294,505)
		Others	(61,5500	(32,162)	(71,123)	(58,501)

		Total	(513,321)	(456,559)	(500,827)	(561,707)

25. Permanent asset disposal, net

			Company		Consolidated
			Sep/2009	Sep/2008	Sep/2009	Sep/2008
		Proceeds from sale of property, plant and
		equipment	3,110	7,184	3,495	11,969
		Cost of sale of property, plant and equipment	(11,989)	(33,879)	(23,989)	(51,822)

		Total	(8,879)	(26,695)	(20,494)	(39,853)

26. Other operating income(expenses) , net

			Company		Consolidated
			Sep/2009	Sep2008	Sep/ 2009	Sep/ 2008
		Income	572,168	379,967	594,381	400,028
		Technical and administrative services	33,844	37,661	28,362	33,850
		Income from Supplies	14,803	15,063	26,901	18,152
		Dividends	16,199	25,430	20,343	29,599
		Fines on telecommunication services	107,199	114,463	109,621	123,535
		Recovered expenses	83,007	20,746	85,689	21,756
		Reversal of provision for contingencies (a)	263,498	51,968	265,198	53,735
		Rent of infrastructure	35,412	38,379	35,412	38,379
		Amortization of negative goodwill – Company AIX	-	6,551	-	6,551
		Other income	18,206	69,706	22,855	74,471

		Expenses	(425,043)	(477,619)	(563,618)	(540,712)
		Allowance for reduction to market value of	(6,914)	(3,531)	(22,786)	(4,387)
		inventories
		Amortization of goodwill	-	(94,819)	-	(94,819)
		Donations and sponsorships	(22,178)	(15,544)	(22,387)	(15,647)
		Taxes other than income taxes	(185,147)	(201,349)	(225,387)	(241,031)
		Provision for contingencies (a)	(192,181)	(142,524)	(196,379)	(144,167)
		Other expenses	(18,623)	(19,852)	(96,679)	(40,661)

		Total	147,125	(97,652)	30,763	(140,684)

(a) As from the 2nd quarter of 2009, the Company management adopts estimates made based on the historical average of payments relating to mass claims processes to set up provision for contingencies, causing the reversal of labor claims of R$158,478 and supplementation of provision for civil suits of R$49,474 in the 2nd quarter of 2009. Furthermore, in September 2009, tax suits were reversed in the amount of R$44,418.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

27. Financial income (expenses)

	Company		Consolidated
	Sep/2009	Sep/2008	Sep/2009	Sep/2008
	311,180	573,161	369,185	599,767
Financial income
Income from short-term investments	116,774	82,188	129,090	88,535
Gains on derivative transactions	52,098	384,745	65,759	392,415
Interests receivable	24,029	30,792	28,208	33,443
Monetary/exchange variations Receivable	116,158	72,096	126,384	72,167
Others	2,121	3,340	19,744	13,207

Financial expenses	(491,342)	(753,798)	(512,626)	(783,821)
Interests Payable	(340,459)	(299,039)	(343,971)	(305,806)
Losses on derivative transactions	(106,761)	(383,980)	(122,432)	(390,864)
Expenses on financial transactions	(15,481)	(11,842)	(23,984)	(23,492)
Monetary/exchange variations Payable	(28,641)	(58,937)	(22,239)	(63,659)

Total	(180,162)	(180,637)	(143,441)	(184,054)

28. Income and social contribution taxes

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable. Reconciliation of reported income tax expense and combined statutory tax rates

The following table is a reconciliation of the reported tax charges presented in the profit and loss and the amounts calculated applying 34% (income tax of 25% and social contribution of 9%) in September, 2009 and 2008:

	Company		Consolidated
	Sep/2009	Sep/2008	Sep/ 2009	Sep/ 2009
Income before taxes	2,352,996	2,537,405	2,417,145	2,565,611

Income tax and Social contribution
Income tax and Social contribution tax expense	(800,018)	(862,718)	(821,829)	(872,308)
Permanent differences
Equity method	(30,259)	(13,154)	4,368	2,035
Unrecognized subsidiaries’ temporary differences	-	-	(66,206)	-
Goodwill on Acquisition of companies	-	(14,145)	-	(14,145)
Nondeductible expenses, gifts, incentives and	(30,857)	(29,423)	(41,596)	(63,242)
dividends received
Interest on shareholders’ equity expense l	136,000	68,000	136,000	68,000

Other itens
Incentives (cultural, food and transportation)	293	9,713	303	9,727

Total (income tax + social contribution)	(724,841)	(841,727)	(788,990)	(869,933)

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

28. Income and social contribution taxes (Continued)

Reconciliation of reported income tax expense and combined statutory tax rates (Continued)

The components of deferred income and social contribution tax assets and liabilities are shown in Notes 6 and 15, respectively.

Total income and social contribution taxes payable at September 30, 2009, individual and consolidated amounts respectively to R$594,346 and R$658,790.

29. Transactions with related parties

The principal balances with related parties are as follows:

	Consolidated
	Sep/2009	Jun/2009
Assets
Current assets	409,170	402,422
Trade accounts receivable	291,674	287,907
Intercompany receivables	117,496	114,515

Non-current assets	25,678	29,443
Intercompany receivables	25,678	29,443

Total assets	434,848	431,865

Liabilities
Current liabilities	803,612	364,677
Trade accounts payable	452,244	316,261
Dividends and interest on shareholders’ equity	299,497	-
Intercompany payables	51,871	48,416

Non-current liabilities	31,945	23,903
Intercompany payables	31,945	23,903

Total Liabilities	835,557	388,580

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

29. Transactions with related parties (Continued)

	Consolidated
	Sep/2009	Sep/2008
Statement of income
Revenues	276,749	281,799
Telecommunications services	267,819	249,558
Financial income	5,019	83
Other operating income	3,911	32,158

Costs and expenses	(2,203,420)	(1,976,453)
Cost of services provided	(1,771,190)	(1,610,381)
Selling	(354,716)	(274,391)
General and administrative	(62,946)	(91,562)
Financial Expenses	(14,568)	(119)

Transactions with related parties were carried out at arm’s length.

Trade accounts receivable include receivables for telecommunications services, principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services and Tiws Brasil Ltda, due the contract of rendering services of rights of use of undersea fiber optic.

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Del Peru and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and for international long-distance services provided principally by Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in current and non-current liabilities are comprised mainly of management and technical services payable to Telefónica Internacional S.A., software development and maintenance services payable to Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and reimbursements payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

29. Transactions with related parties (Continued)

Other operating revenues are basically from network infrastructure leased to Vivo S.A. and Atento Brasil S.A.

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A. and subsidiaries, call center management services provided by Atento Brasil S.A.

Selling expenses refer mainly to marketing services provided by Atento Brasil S.A. and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda, and management and technical services payable to Telefónica Internacional S.A.

30. Post-retirement benefit plans

The Company maintains the same post-employment benefit plans disclosed in the latest annual financial statements.

On September of 2009, the Company made contributions to the PBS Telesp Plan in the amount of R$17 (R$ 20 in the same period of 2008) and to Visão Telesp Plan in the amount of R$15.068 (R$14.665 in the same period of 2008).

A. Telecom sponsors two private pension plans for defined contribution; namely, one similar to that of Telesp, denominated Visão Assist Benefits Plan, which is granted to approximately 30% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by sponsor correspond to 30% of basic and additional contribution by participants. The contributions of A. Telecom to these plans totaled R$241 on September, 2009(R$464 in the same period of 2008).

Telefonica Data S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. The total contributions to this plan totaled R$429 on September 30, 2009 (R$ 464 in the same period of 2008).

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

30. Post-retirement benefit plans (Continued)

The actuarial valuation of the plans was made in December 2008 and 2007 based on the record of plan members as of August 2008 and 2007, respectively, and the financial information as of October 31, 2008 was updated to December 31, 2008 and August 2007, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets are positioned on to October 31, 2008 updated for December 31, 2008 and December, 31 2007 respectively, where for multiemployer plans (PAMA and PBS-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

Actuarial liabilities recorded by the Company as of September 30, 2009 and June 30, 2009 are as follows:

Plan	Sep/ 2009	Jun/ 2009
CTB	25,893	26,010
PAMA	131,338	128,321
Total consolidated	157,231	154,331

The other plans sponsored by the Company and its subsidiaries record an actuarial surplus (PBS-A, PBS Telesp, Visão Telesp and Visão Telefônica Empresas) and are not recorded in accounting, with the latest actuarial valuation occurred in December 2008.

31. Insurance

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.

The Company and its subsidiaries’ management understand that the insurance taken out is sufficient to cover any losses. The major insured assets, liabilities or interests and the related amounts are shown below:

Type Operational risks (with loss of profits) Optional civil responsibility – vehicles ANATEL guarantee insurance	Insurance coverage US$11,009,916 mil R$1,000 R$12,404.5

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

32. Financial instruments

The table below shows a breakdown of financial assets and liabilities as of September 30, 2009.

	Measured at fair value through profit or loss

		Available for sale	Amortized cost	Total book value	Total fair value
Financial assets
Current assets
Cash and cash equivalents (Note 4)	5,776	-	-	5,776	5,776
Short-term investments (Note 4)	1,541,929	-	-	1,541,929	1,541,929
Derivatives	805	-	-	805	805

Noncurrent assets
Interests in other companies	-	257,355	-	257,355	257,355
Amounts linked to the National	-	-	11,888	11,888	11,888
Treasury

Total financial assets	1,548,510	257,355	11,888	1,817,753	1,817,753

	Consolidated
	Measured at fair value through profit or loss

		Amortized cost		Total book value	Total fair value
Financial liabilities			Hedge
Current liabilities
Loans and financing (Note 13)	5,670	141,862	-	147,532	147,532
Debentures (Note 14)	-	1,510,297	-	1,510,297	1,510,297
Derivatives	53	-	8,034	8,087	8,087

Noncurrent liabilities
Loans and financing (Note 13)	17,644	1,713,178	-	1,730,822	1,730,822
Derivatives	-	-	22,210	22,210	22,210

Total financial liabilities	23,367	3,365,337	30,244	3,418,948	3,418,948

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information as well as the selection of methodologies requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available in September 30, 2009 and June 30, 2009.

The table below shows the composition of investments in other companies at market value as of September 30, 2009 and June 30, 2009

		Consolidated
	% Partic.	Sep/2009	Jun/2009

Portugal Telecom	1.21	200,729	203,582
Zon Multimédia	0.52	19,494	16,807
Other Investments		37,132	34,778

Total		257,355	255,167

Risk management policy

The Company is exposed to many market risks as a result of its commercial operation and financial instruments related to its financial investments, debts obtained to finance its activities and derivative instruments for hedging its indebtedness.

The principal market risk factors that affect the Company’s business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations which would increase the balances of loans financing and purchase commitments denominated in foreign currency and the related financial expenses. In order to minimize the risk of financial liabilities in foreign currency, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness (R$23,314 on September 30, 2009) and the purchase commitment liabilities (R$3,289 on September 30, 2009) denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of September 30, 2009, 0.69% (2.95% on June 30, 2009) of the debt was denominated in foreign currency (U.S. dollar); the debt was covered by asset positions on currency hedge transactions (swaps for CDI).

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Risk management policy (Continued)

b) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal interest rate fluctuations which may affect negatively the financial results of the indebtedness (debentures) and the short positions of derivatives at floating interest rates to cover the risks of foreign currency-denominated debts.

Debt with BNDES is indexed to the TJLP (Long-term Interest Rate, set on a quarterly basis by the National Monetary Council), which remained at 6.25% p.a. from July 2007 to the end of June 2009. For the quarter beginning July 2009, the rate was reduced to 6% p.a., having a positive impact on this debt installment. Until the end of this quarter, the rate remained at 6% p.a..

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$1,541,929(R$925,638 at June 30, 2009), substantially in short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate to its market values, since they may be redeemed in the short term.

As of September 30, 2009 the Company also contracted CDI + 0.35% of CDI percentage swap with identical flows of those of debentures (note 15).

In order to partially cover internal interest rate fluctuations in relation to debts exposed to CDI, the Company contracted short-term derivatives amounting to R$14,000 (CDI x Fixed swap), which transform a portion of net indebtedness associated to the variable interest rate (CDI) into a fixed debt.

c) Debt acceleration risk

As of September 30, 2009, the Company’s had one contract for loan and financing agreements containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. The Company has complied with these restrictive clauses in full, and all economic and financial rates expected in the contracts in force were met.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Risk management policy (Continued)

d) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of September 30, 2009, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first line financial institutions.

e) Derivatives

All the Company’s derivative instruments have the objective of providing hedge against the risk of variation in foreign exchange and interest rates arising from financial debts, according to the company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries calculate the effectiveness of these hedges in the beginning and on a continuous basis (quarterly), and hedges contracted at September 30, 2009 were considered effective in relation to debts of such coverage. As long as these derivative contracts are considered as hedge accounting according to CPC 14, the hedged debt is also adjusted to fair value in accordance with fair value hedge rules.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued) September 30, 2009 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the market value of financial liabilities (when applicable) and derivative instruments (currency and interest rate swap), considering expected settlement or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market values of currency coupon swaps vs. CDI were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP, being all of them classified as swaps and do not require margin deposits.

		Notional value		Fair value		3rd Quarter Effect
						Amount receivable / (received) (*)	Amount payable / (paid) (*)

Description	Index	Sep/2009	Jun/2009	Sep/2009	Jun/2009
Swap Contracts

Assets
Foreign Currency (a)		26,351	118,167	23,317	97,861	-
Banco do Brasil	JPY	-	14,500	-	19,110	-	-
BES	USD	3,155	3,155	2,740	2,975	-	-
Citibank	JPY	-	73,676	-	50,676	-	-
Votorantim	USD	23,196	26,836	20,577	25,100	-	-

Variable rates (CDI) (b)		1,500,000	1,500,000	1,514,973	1,517,100	805	-
	CDI + fixed rate
Banco do Brasil		500,000	500,000	504,991	505,700	286	-
	CDI + fixed rate
Citibank		400,000	400,000	403,993	404,560	200	-
	CDI + fixed rate
HSBC		400,000	400,000	403,993	404,560	210	-
	CDI + fixed rate
Votorantim		200,000	200,000	201,996	202,280	109	-

Variable rates (c)		14,000	14,000	14,497	14,187	-	-
Banco do Brasil	CDI	14,000	14,000	14,497	14,187	-	-

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Fair value of derivative financial instruments (Continued)

		Notional value		Fair value		3rd Quarter Effect
						Amount receivable / (received) (*)	Amount payable / (paid) (*)

Description	Index	Sep/2009	Jun/2009	Sep/2009	Jun/2009
Liabilities
Variable rates (a)		(26,351)	(118,167)	(53,562)	(151,846)	-	(30.245)
Banco do Brasil	CDI	-	(14,500)	-	(17,781)	-	-
BES	CDI	(3,155)	(3,155)	(6,413)	(6,276)	-	(3.673)
Citibank	CDI	-	(73,676)	-	(74,406)	-	-
Votorantim	CDI	(23,196)	(26,836)	(47,149)	(53,383)	-	(26.572)

Variable rates (b)		(1,500,000)	(1,500,000)	(1,514,168)	(1,516,134)	-	-
Banco do Brasil	CDI	(500,000)	(500,000)	(504,705)	(505,356)	-	-
Citibank	CDI	(400,000)	(400,000)	(403,793)	(404,321)	-	-
HSBC	CDI	(400,000)	(400,000)	(403,783)	(404,308)	-	-
Votorantim	CDI	(200,000)	(200,000)	(201,887)	(202,149)	-	-

Fixed rates		(14,000)	(14,000)	(14,549)	(14,232)	-	(53)
Banco do Brasil	fixed rate	(14,000)	(14,000)	(14,549)	(14,232)	-	(53)

Total recognized						805	(30,298)

The operations were entered into considering market rates indexed to the CDI (liability position), while the asset position is based on the same rates applicable to its obligations.

a) Swaps of foreign currency x CDI (R$23,317) – swap operations with several maturities until 2014, with the objective of hedging foreign exchange variation for loans with these characteristics (debt fair value of R$23,314).

b) Swap CDI + 0.35% x CDI percentage (R$1,514,973) – contracted swap operations maturing until 2010 with identical flow as of debentures (Note 14), to cover the risk of fixed spread (0.35%) (fair value of debentures, excluding premium of R$1,514,973).

c) CDI x Fixed swap transactions (R$14,497) – swap transactions maturing in January 2010 contracted to cover partially internal interest rate fluctuations in relation to foreign exchange payables relating to derivatives exposed to the CDI. The Company also has “natural hedges” in the form of short-term investments based on the CDI variation (R$1,541,929 at September 30, 2009). The book value of such investments approximates to their market values, as they are redeemable in the short term.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Fair value of derivative financial instruments (Continued)

The aging list of swap contracts as of September 30, 2009 is as follows:

Swap contracts	Maturity
					Amount payable/ receivable 09/30/2009

	2009	2010	2011	2012 ahead

Foreign Currency x CDI	-	(8,035)	(7,140)	(15,070)	(30,245)
BES	-	-	(3,673)	-	(3,673)
VOTORANTIM	-	(8,035)	(3,467)	(15,070)	(26,572)

CDI+Spread x CDI	290	515	-	-	805
BANCO DO BRASIL	101	185	-	-	286
CITIBANK	74	126	-	-	200
HSBC	76	134	-	-	210
VOTORANTIM	39	70	-	-	109

CDI + fixed rate	-	(53)	-	-	(53)
BANCO DO BRASIL	-	(53)	-	-	(53)

Total	290	(7,573)	(7,140)	(15,070)	(29,493)

For reporting purposes, the Company adopted the hedge accounting method for all of its derivatives. Under this methodology, both the derivative and the hedged item are measured at fair value. Only the derivative associated with the debentures was not considered pursuant to this methodology.

For the period ended September 30, 2009, derivative operations generated a net consolidated loss of R$56,673 (note 27). At September 30, 2009, 100.00% of the Company’s foreign currency denominated debt was covered by asset positions on currency hedge transactions (swaps for CDI), which generated a net consolidated loss of R$58,204. The Company also has operations involving swap – CDI + spread vs. %CDI, in the principal amount of R$1,500,000, to cover fixed debentures spread, which generated gains of R$1,584 and CDI x Fixed swap transactions, which led to a consolidated net negative result of R$53 for the period ended September 30,2009.

At September 30, 2009, the balance of R$805 is recorded as assets and R$30,298 as liabilities, recognizing the position of derivatives as of that date.

Gains and losses for the period ended September 30, 2009, grouped by contracts, were posted to profit and loss accounts (Note 27), as required by CVM Instruction No. 475/08.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Sensitivity analysis of the company’s risk variables

CVM Instruction requires listed companies to disclose, in addition to the provisions of item 59 of CPC Technical Pronouncement No 14 - Financial Instruments: Recognition, Measurement and Disclosure, a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

Under the probable scenario, the projected realization of derivative financial instruments considered the future market curves (currency and interest) of BM&F Bovespa upon maturity of each operation. In this context, the probable scenario does not produce impacts on the fair value of financial instruments reported in the financial statements. The two unfavorable scenarios considered 25% and 50% decreases, respectively, for the risk variables upon maturity of the financial instruments.

Considering that the Company has derivative instruments only to cover its financial debt, the changes in scenarios offset by changes the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the fair value of the hedged item (debt) and of the hedge derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Sensitivity analysis – Net exposure

			25% Decrease	50% Decrease
Operation	Risk	Probable

Hedge (long position)	Derivatives (risk of USD decrease)	23,317	29,680	36.280
USD-denominated debt	Debts (risk of USD increase)	(23,314)	(29,677)	(36.277)
	Net Exposure	3	3	3

Hedge (long position)	Derivatives (risk of CDI decrease)	1,514,973	1,536,748	1.558.964
Debentures (CDI)	Debts (risk of CDI increase)	(1,514,973)	(1,536,748)	(1.558.964)
	Net Exposure	-	-	-

Hedge (Long position)	Derivatives (risk of CDI increase)	(1,567,730)	(1,593,355)	(1.619.613)
Hedge (Long position)	Derivatives (risk of CDI decrease)	14,497	14,571	14.572
	Net Exposure	(1,553,233)	(1,578,784)	(1.605.041)
Effect on changes in fair value			(25,551)	(51,808)

Assumptions for analysis of sensitivity

Risk variable	Probable	25% Decrease 50% Decrease
USD	1.778	2.223		2.667
CDI	8.59%	10.74%		12.89%

The net exposure in CDI shown in the sensitivity analysis does not reflect the Company’s total exposure to the internal interest rate, considering that, as previously mentioned, the Company uses short-term investments based on the CDI rate variation as a partial “natural hedge” (R$1,514,929 at September 30, 2009).

In order to derive the net exposure, all derivatives were considered at fair value, as well as their associated debts (hedged items).

While the fair values shown in the table above are based on the status of the portfolio as of September 30, 2009, they do not reflect an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

33. SUBSEQUENT EVENT

a. On October 7, 2009, Telesp Board of Directors approved the launching of a voluntary public offer for acquisition of up to 100% of the shares issued by GVT (Holding) S.A. for the price of R$48.00 per share, with payment in cash. The transaction represents an investment totaling R$6.5 billion, assuming the totality of shares will be acquired.

GVT is a telecommunications service provider actively engaged in Region II of the General Granting Plan, successfully carrying out its strategy to obtain high technology service consumers, with innovative and specially developed products.

Among other conditions usual to this type of offer, the voluntary public offer is subject to the following conditions, also described in the Notice for Voluntary Public Offer, submitted to the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA) on October 7, 2009:

(i) acquisition of a number of shares issued by the Company corresponding to 51% of the result of the addition of: (a) all shares issued by the Company; and (b) shares not issued and covered by the Share Option Plan.

(ii) relief from application of dispersion protection mechanisms relating to the shareholder base provided for GVT’s articles of incorporation; and

(iii) approval by ANATEL of GVT’s acquisition control without imposition of restrictions and conditions other than the ones usually adopted by ANATEL in prior cases, in the terms detailed in the Public Notice.

On October 8, 2009, Telesp filed a request with ANATEL for pre-approval of the transfer of shares acquired through the offering process. On October 19, 2009, BM&FBOVESPA communicated the Company its authorization to carry out the voluntary public offer auction of up to 100% of GVT shares in its trading system.

On November 4, 2009, Telesp increased the price of the Public Offer (PO) to R$ 50.50 per share, based on results recorded by GVT in the third quarter of the current year. This increases total investment to approximately R$6.9 billion. The purpose of such price increase was to corroborate the success of the PO, while showing Telesp’s capacity and strengthening its intention of acquiring 100% of GVT shares.

b. Issue of promissory notes: on November 9, 2009, the Board of Directors approved the 2nd issue of Promissory Notes by the Company, for public distribution with restricted offer, pursuant to CVM Ruling No. 476, in the total amount of up to R$6.0 billion, the funds of which will be used exclusively to settle payments that the Company could come to assume in the future as a final result of the auction referring to the Public Offer made on October 8,

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
September 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

2009, proposed by the Company for acquisition of up to 100% of the shares of GVT capital. 600 Promissory Notes will be issued, at the nominal unit value of R$10.0 million, for a one-year term, with no guarantee, to be placed by means of restricted efforts, pursuant to CVM Ruling No. 476, with intermediation of financial institutions that are part of the securities distribution system, under the firm commitment underwriting regime. Promissory Notes will bear interest equivalent to accumulated daily average rates of DI (Interbank Deposits) for one day, extra group, at the rate of 109%, considering a reduction of 2.0 p.p., to 107%, should the Company make a full or partial advance redemption in up to 90 days, or reduction of 1.0 p.p., to 108%, should the Company make a full or partial advance redemption between 91 and 180 days.

* * * * * * * * * * * * * * * * *
Milton Shigueo Takarada
Contador
CRC - 1SP138816/O-8
* * * * * * * * * * * * * * * * *

Telecomunicações de São Paulo S.A. - TELESP

Management comments on consolidated performance
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)
September 30, 2009

			Variation
	Sep/09	Sep/08%		R$
Gross operating revenue	17,433.9	17,064.5	2.2	369.4
Net operating revenue	11,804.7	11,854.7	(0.4)	(50.0)
Cost of services provided	(6,879.1)	(6,430.2)	7.0	(448.9)
Financial income/expenses, net	(143.4)	(184.0)	(22.1)	40.6
Operating income/expenses	(2,365.0)	(2,674.8)	(11.6)	309.8
Operating profit	2,417.2	2,565.0	(5.8)	(147.8)
Net income for the period	1,628.2	1,695.7	(4.0)	(67.5)

1. Net operating revenue accumulated through September 2009 totaled R$11,804.7 million, which, when compared to R$11,854.7 million recorded in the same prior-year period, represented a decrease of R$50.0 million, or 0.4%. Such changes are mainly due to the decrease in traditional revenues, such as interconnection services , public telephone and local services, the latter being justified by the fall in lines in service and sale of duo and trio (bundles) offering flat rates with unrestricted local calls and to higher discounts granted in the year, with the launching of new promotions. Such effects were offset against the increase in broadband and cable TV services, in addition to increase in revenue from network access, complete IT equipment solution (Posto Informático) and national long-distance services.

2. Cost of Services increased by R$448.9, or 7.0%, resulting basically from customer services, TV content, maintenance of private terminals, in addition to expenses with lease of last-mile equipment with other operators and infrastructure and interconnection expenses, due to growth in traffic from mobile service by using “15” code (service provider selection code).

3. Financial expenses decreased by R$40.6 million, or 22.1%, due to increase in income from short-term investments (CDB) and monetary variation gains (restatement of judicial deposits), the effects of which were partially offset against increase in expenses with interest payable to BNDES.

Telecomunicações de São Paulo S.A. - TELESP

Management comments on consolidated performance (Continued)
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)
September 30, 2009

Financial Income/Expenses, Net Quarterly comparison			Variation
	Sep/09	Sep/08%		R$

Financial income/expenses	129.1	88.5	45.8	40.6
Hedge operations	(56.7)	1.5	(3,886.7)	(58.3)
IOF	(2.4)	(3.3)	(27.3)	0.9
Interest receivable	28.2	33.4	(15.7)	(5.2)
Interest payable	(343.9)	(305.8)	12.5	(38.2)
Monetary/exchange variations	104.1	8.5	1,124.7	95.6
Other Financing Income (expense), Net	(1.8)	(6.8)	(73.5)	5.0

Financial income/expenses, net	(143.4)	(184.0)	22.1	40.6

4. Operating income decreased 5.8% when compared to the same prior-year period. Part of this result is a consequence of reduction in net operating revenue arising from larger promotional discounts and from increase in interconnection service expenses, infrastructure rent expenses, customer service (except Telesales), in addition to expenses with purchase of content by Telefônica Sistemas de Televisão and access network maintenance/repair (ADSL access network).

5. Physical Data (*)

Progress of the major physical data:

	Unit	Sep/ 09	Sep/ 08	Variation %
Fixed lines in service	Line	11,352,116	11,890,741	(4.5)
Local traffic
Minutes recorded	Min. thou	37,584,015	39,159,240	(4.0)
Exceeding minutes	Min. thou	16,484,454	21,716,006	(24.1)

Public telephones in operation	Equipment	250,410	250,290	(0.0)
ADSL – Speedy in operation	Capacity	2,577,873	2,455,910	5.0
Digital TV (DTH and MMDS)	Users	508,212	424,974	19.6

(*) Not reviewed by independent auditors

55

Telecomunicações de São Paulo S.A. - TELESP

Management comments on consolidated performance (Continued)
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)
September 30, 2009

6. Investments

The Company confirms the long-term commitment of the Telefonica Group in Brazil regarding both maintenance and socialization of traditional services and growth of new services, with better and more comprehensive customer services.

Up to September 30, 2009, the Company invested the consolidated amount of R$1,403.6 million.

6.1 Sale of lines (*)

June 2009 ended with a total of 11,352,116 lines in service, of which 72.0% are residential clients, 14.2% are non-residential clients, 13.8% are companies and the remaining ones refer to lines for own use and public telephone sets.

6.2 Public telephones (*)

The Company maintains a public telephone plant with 250,410 units to meet the demands of the São Paulo state population and to continue meeting the determinations of the regulating agency.

(*) Not reviewed by independent auditors.

7. Anatel

7.1 Goals

The quality and universalization goals of the Fixed Switch Telephone Services (STFC) are available for monitoring by the Company, on the ANATEL website at www.anatel.gov.br.

7.2 Concession agreement

The STFC concession agreement was extended on December 22, 2005 for a 20-year period, and may be amended on December 31, 2010, December 31, 2015 and December 31, 2020, thus enabling that ANATEL establish new conditions and new universalization and quality goals based on the conditions then prevailing.

55

Telecomunicações de São Paulo S.A. - TELESP

Management comments on consolidated performance (Continued)
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)
September 30, 2009

8. Tariff Adjustments

8.1.2009 and 2008 tariff adjustment

(a) Fixed-Fixed tariffs – On September 11, 2009, by means of Rulings No. 5179 and 5180, ANATEL approved the STFC tariff adjustment, according to criteria set forth in Local and National Long-Distance Concession Agreements, effective as from November 16, 2009. Tariff increases added up to 0.98%.

(b) Tariff adjustment for Fixed-Fixed calls, effective as from July 24, 2009. Tariff increases were of 3.01% for Local and National Long-Distance services. The local network interconnection tariffs (TU-RL) also increased by 3,01% as from July 24, 2008.

(c) Tariff adjustment for Fixed-Mobile calls (VC1, VC2 and VC3) by 3.01%, effective as from July 24, 2008. Fixed-mobile network interconnection tariffs also increased by 2.06% as from July 24, 2008.

9. Number portability

In September 2008, the number portability process was commercially activated among providers that offer the same modality of service. Thus, clients of fixed and mobile telephone services may keep their current telephone number when switching operators or address, since the request is made to the same local area. Telesp, accordingly, directed increased efforts towards the fidelity plans and client retention, despite the number of portability requests not being significant to date. The number portability process was concluded in March 2009 in the country.

10. Message from Management

On June 22, 2009, ANATEL determined that Telesp temporarily suspend the sale of Speedy Services. ANATEL requested that the Company prepare, within 30 days, a plan to guarantee the use and availability of the Speedy Services, containing measures related to contingency planning, change management, implementation of network redundancy and critical systems, operational planning and corresponding schedule. On June 26, 2009, the Stability Plan was presented to the Agency, before the established date, with network stabilization measures involving improvement in the IP (Internet Protocol) network and DNS (Domain Name Server).

On July 17, 2009, Telesp informed the Agency about conclusion of the Stability Plan implementation. In addition, the Company carried out a complete reformulation of the customer service area, with training programs, new assessment model, in addition to increasing the number of attendants, ensuring a new relationship with the client. On August 27, 2009, after receiving a notice from the Agency, Telesp resumed the sale of

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Telecomunicações de São Paulo S.A. - TELESP

Management comments on consolidated performance (Continued)
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)
September 30, 2009

Speedy Services, providing more security and reliability. As a result of such measure, the first four days accounted for a volume of calls 2.5 times higher than the historical average, an expressive improvement in the client satisfaction survey and a considerable reduction in the number of complaints.

11. Additional Information

For further details on the Company’s performance, please refer to the “Press Release” available at www.telefonica.com.br.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 16, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director